FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of April


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.







                                  BG Group plc
                                ("the Company")

                 Annual Information Update dated 21 April 2006

This is the Annual Information Update for BG Group plc in accordance with Prospectus Rule 5.2. This document refers to all information which has been made available to the public by BG Group plc in the 12 months preceding this announcement.

This annual information update is required by and is being made pursuant to
Article 10 of the Prospectus Directive as implemented in the United Kingdom (Prospectus Rule 5.2) and not for any other purpose and neither the Company, nor any other person takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Announcements made via the Regulatory News Services ("RNS"), a Regulatory Information Service ("RIS")

All documents listed below were published via RNS. Copies of these documents can be obtained from the London Stock Exchange website
(www.londonstockexchange.co.uk) or from the Media Centre page on the Company's website (www.bg-group.com)

05/04/2006     REG-BG Group Director/PDMR Shareholding
03/04/2006     REG-BG Group Trading update 1st quarter 06
31/03/2006     REG-BG Group Transaction in Own Shares
31/03/2006     REG-BG Group BG Norwegian Licensing Round
30/03/2006     REG-BG Group Holding(s) in Company
23/03/2006     REG-BG Group Director/PDMR Shareholding
22/03/2006     REG-BG Group Annual Report and Accounts
21/03/2006     REG-BG Group Director/PDMR Shareholding
20/03/2006     REG-BG Group Director/PDMR Shareholding
16/03/2006     REG-BG Group Transaction in Own Shares
13/03/2006     REG-BG Group Transaction in Own Shares
10/03/2006     REG-BG Group Transaction in Own Shares
08/03/2006     REG-BG Group Transaction in Own Shares
07/03/2006     REG-BG Group Transaction in Own Shares
06/03/2006     REG-BG Group Transaction in Own Shares
06/03/2006     REG-BG Group BG Group plc
02/03/2006     REG-BG Group Transaction in Own Shares
01/03/2006     REG-BG Group Director/PDMR Shareholding
27/02/2006     REG-BG Group Director/PDMR Shareholding
27/02/2006     REG-Hardman Resources Ld First Oil Production
14/02/2006     REG-BG Group Director Declaration
09/02/2006     REG-BG Group BG Grp. strategy presentation
09/02/2006     REG-BG Group Fourth Quarter Results - Part 3
09/02/2006     REG-BG Group Fourth Quarter Results - Part 2
09/02/2006     REG-BG Group Fourth Quarter Results - Part 1
03/02/2006     REG-Hardman Resources Ld Notification of Dispute
01/02/2006     REG-Hardman Resources Ld Crude Oil Sales Contract
30/01/2006     REG-Hardman Resources Ld Drilling Report
27/01/2006     REG-SG Option Europe BG Short Listed CFD
24/01/2006     REG-Hardman Resources Ld Drilling Report
20/01/2006     REG-BG Group BG Group signs Nigerian PSC
19/01/2006     REG-BG Group Transaction in Own Shares
18/01/2006     REG-BG Group Transaction in Own Shares
17/01/2006     REG-Hardman Resources Ld Drilling Report
13/01/2006     REG-BG Group Transaction in Own Shares
12/01/2006     REG-BG Group Transaction in Own Shares
11/01/2006     REG-BG Group Transaction in Own Shares
10/01/2006     REG-BG Group Transaction in Own Shares
09/01/2006     REG-BG Group Transaction in Own Shares
09/01/2006     REG-AMEC PLC Re Contract
06/01/2006     REG-BG Group Treasury Stock
05/01/2006     REG-BG Group Transaction in Own Shares
04/01/2006     REG-BG Group Transaction in Own Shares
03/01/2006     REG-BG Group Transaction in Own Shares
30/12/2005     REG-BG Group Transaction in Own Shares
28/12/2005     REG-BG Group Transaction in Own Shares
23/12/2005     REG-BG Group Transaction in Own Shares
22/12/2005     REG-BG Group Share Repurchase Programme
22/12/2005     REG-BG Group Director/PDMR Shareholding
22/12/2005     REG-BG Group Transaction in Own Shares
21/12/2005     REG-BG Group Transaction in Own Shares
19/12/2005     REG-BG Group Directorate Change
19/12/2005     REG-BG Group Trading Statement
16/12/2005     REG-BG Group BG Group Atlantic LNG update
15/12/2005     REG-BG Group Transaction in Own Shares
12/12/2005     REG-BG Group Transaction in Own Shares
09/12/2005     REG-BG Group Transaction in Own Shares
08/12/2005     REG-BG Group Transaction in Own Shares
08/12/2005     REG-BG Group BG Group signs Libyan EPSAs
08/12/2005     REG-BG Group BG (GASA) / MetroGas update
24/11/2005     REG-Hardman Resources Ld AGM Presentation
23/11/2005     REG-BG Group Director/PDMR Shareholding
23/11/2005     REG-BG Group Directorate Change
22/11/2005     REG-Hardman Resources Ld Drilling Report
18/11/2005     REG-Hardman Resources Ld Drilling Report
15/11/2005     REG-Hardman Resources Ld Drilling Report
08/11/2005     REG-Hardman Resources Ld Drilling Report
08/11/2005     REG-BG Group BG to return funds to s/hldrs
08/11/2005     REG-BG Group 3rd Quarter Results - Part 3
08/11/2005     REG-BG Group 3rd Quarter Results - Part 1
08/11/2005     REG-BG Group 3rd Quarter Results - Part 2
01/11/2005     REG-Hardman Resources Ld Drilling Report
28/10/2005     REG-Hardman Resources Ld Drilling Report
26/10/2005     REG-BG Group Director/PDMR Shareholding
26/10/2005     REG-BG Group Blocklisting Interim Review
25/10/2005     REG-Hardman Resources Ld Drilling Report
18/10/2005     REG-Hardman Resources Ld Drilling Report
11/10/2005     REG-Hardman Resources Ld Drilling Report
04/10/2005     REG-Hardman Resources Ld Drilling Report Mauritania
04/10/2005     REG-Roc Oil Company Ltd Mauritania Drilling Update
03/10/2005     REG-BG Group BG Group to enter Libya
27/09/2005     REG-Hardman Resources Ld Drilling Report
26/09/2005     REG-Hardman Resources Ld Drilling Report
21/09/2005     REG-BG Group Blocklisting application
20/09/2005     REG-Hardman Resources Ld Drilling Report
13/09/2005     REG-BG Group Director/PDMR Shareholding
13/09/2005     REG-BG Group Director/PDMR Shareholding
13/09/2005     REG-Hardman Resources Ld Drilling Report
08/09/2005     REG-Hardman Resources Ld Good Oil Conf Presentation
07/09/2005     REG-BG Group Director/PDMR Shareholding
06/09/2005     REG-Hardman Resources Ld Drilling Report
05/09/2005     REG-BG Group First LNG from ELNG Train 2
01/09/2005     REG-BG Group Director/PDMR Shareholding
30/08/2005     REG-BG Group General Counsel appointment
30/08/2005     REG-Hardman Resources Ld Drilling Report
25/08/2005     REG-BG Group Director/PDMR Shareholding
25/08/2005     REG-BG Group Holding(s) in Company
24/08/2005     REG-Hardman Resources Ld Drilling Report
23/08/2005     REG-Hardman Resources Ld Drilling Report
16/08/2005     REG-Hardman Resources Ld Drilling Report
11/08/2005     REG-BG Group Directorate Change
10/08/2005     REG-BG Group Director/PDMR Shareholding
08/08/2005     REG-Hardman Resources Ld Drilling Report
05/08/2005     REG-BG Group Director/PDMR Shareholding
01/08/2005     REG-BG Group Director/PDMR Shareholding
27/07/2005     REG-BG Group Interim Results - Part 2
27/07/2005     REG-BG Group Interim Results - Part 1
15/07/2005     REG-Hardman Resources Ld Clarification of Media Report
12/07/2005     REG-BG Group Holding(s) in Company
11/07/2005     REG-BG Group Holding(s) in Company
24/06/2005     REG-BG Group Director Shareholding
23/06/2005     REG-BG Group Holding(s) in Company
21/06/2005     REG-BG Group Holding(s) in Company
21/06/2005     REG-BG Group BG Group & Gaz de France deal
20/06/2005     REG-BG Group Holding(s) in Company
17/06/2005     REG-BG Group Brindisi LNG update
14/06/2005     REG-BG Group Blocklisting Interim Review
13/06/2005     REG-BG Group Holding(s) in Company
07/06/2005     REG-Hardman Resources Ld Chinguetti Finance Facility
10/05/2005     REG-BG Group 1st Quarter Results - Part 1
10/05/2005     REG-BG Group 1st Quarter Results - Part 2
04/05/2005     REG-BG Group BG Group AGM Poll results
04/05/2005     REG-BG Group BG - New Non-Exec Director
27/04/2005     REG-BG Group Director Shareholding
26/04/2005     REG-BG Group Blocklisting Interim Review


Documents filed at Companies House

All documents listed below were filed with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Cardiff, CF14 3UZ www.companieshouse.gov.uk. If you are a registered user, they may be downloaded from the Companies House Direct website www.direct.companies.gov.uk

Date Posted on         Document Filed with Companies House
Companies House Direct
Website
13/02/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
02/02/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
02/02/2006             Form 169(1B) - market purchase of shares by a company and
                       held in Treasury
07/02/2006             Form 363a - annual return
15/06/2005             Form 288a- appointment of director
13/05/2005             Amendment to Memorandum & Articles of Association
13/05/2005             Shareholders resolution authorising market purchases,
                       disapplication of pre-emption rights and director's authority to allot shares

In addition, the Company filed Forms 88(2) - Return of Allotment of Shares with Companies House. These were posted on the Companies House Direct Website on 18 April 2006, 11 April 2006, 07 April 2006, 06 April 2006, 04 April 2006, 03 April
2006, 31 March 2006, 28 March 2006, 27 March 2006, 24 March 2006, 22 March 2006,
20 March 2006, 17 March 2006, 14 March 2006, 10 March 2006, 08 March 2006, 07
March 2006, 03 March 2006, 28 February 2006, 24 February 2006, 21 February 2006, 21 February 2006, 16 February 2006, 14 February 2006, 13 February 2006, 10 February 2006, 07 February 2006, 03 February 2006, 02 February 2006, 31 January 2006, 27 January 2006, 24 January 2006, 20 January 2006, 18 January 2006, 13
January 2006, 10 January 2006, 06 January 2006, 04 January 2006, 23 December 2005, 22 December 2005, 15 December 2005, 14 December 2005, 13 December 2005, 09
December 2005, 07 December 2005, 28 November 2005, 24 November 2005, 18 November 2005, 15 November 2005, 14 November 2005, 10 November 2005, 08 November 2005, 07
November 2005, 04 November 2005, 28 October 2005, 25 October 2005, 19 October 2005, 14 October 2005, 10 October 2005, 06 October 2005, 04 October 2005, 30
September 2005, 28 September 2005, 26 September 2005, 22 September 2005, 20 September 2005, 16 September 2005, 15 September 2005, 14 September 2005, 12 September 2005, 08 September 2005, 02 September 2005, 31 August 2005, 26 August 2005, 24 August 2005, 18 August 2005, 16 August 2005, 12 August 2005, 10 August
2005, 08 August 2005, 04 August 2005, 02 August 2005, 01 August 2005, 28 July
2005, 19 July 2005, 14 July 2005, 12 July 2005, 08 July 2005, 06 July 2005, 04
July 2005, 24 June 2005, 22 June 2005, 20 June 2005, 16 June 2005, 14 June 2005,
10 June 2005, 09 June 2005, 06 June 2005, 02 June 2005, 31 May 2005, 26 May
2005, 24 May 2005, 17 May 2005, 13 May 2005, 11 May 2005, 09 May 2005, 05 May
2005, 03 May 2005, 29 April 2005, 27 April 2005, 25 April 2005 and 19 April
2005.

Documents filed with the Securities and Exchange Commission (the "SEC")

All of the documents listed below were filed with the SEC and copies can be obtained from the SEC website at: http://www.sec.gov (File No. 1-09337)

Form/s   Description                                            Filing Date

6-K      Report of foreign issuer (Rules 13a -16 and 15d-16)    05 April 2006
20-F     Annual and transition report of foreign private        22 March 2006
         issuers (Sections 13 or 15(d))
SC 13/G  Statement of acquisition of beneficial ownership by    14 February 2006
         individuals

In addition, the Company filed Forms 6-K - Report of foreign issuer (Rules 13a-16 and 15d-16) with the SEC. These were filed on 05 April 2006, 03 April 2006, 31 March 2006, 30 March 2006, 23 March 2006, 22 March 2006, 21 March 2006,
20 March 2006, 16 March 2006, 13 March 2006, 10 March 2006, 08 March 2006, 07
March 2006, 06 March 2006, 02 March 2006, 01 March 2006, 27 February 2006, 14
February 2006, 09 February 2006, 20 January 2006, 19 January 2006, 18 January 2006, 18 January 2006, 13 January 2006, 12 January 2006, 11 January 2006, 10
January 2006, 09 January 2006, 06 January 2006, 05 January 2006, 04 January 2006, 03 January 2006, 30 December 2005, 28 December 2005, 23 December 2005, 22
December 2005, 21 December 2005, 19 December 2005, 16 December 2005, 15 December 2005, 12 December 2005, 08 December 2005, 23 November 2005, 08 November 2005, 26
October 2005, 03 October 2005, 21 September 2005, 13 September 2005, 07 September 2005, 06 September 2005, 01 September 2005, 30 August 2005,25 August 2005, 11 August 2005, 10 August 2005, 05 August 2005, 01 August 2005, 27 July
2005, 12 July 2005, 11 July 2005, 24 June 2005, 23 June 2005, 21 June 2005, 20
June 2005, 17 June 2005, 13 June 2005, 10 May 2005, 04 May 2005, 27 April 2005
and 26 April 2005.

Information provided to Shareholders

The Annual Report and Accounts for the year ended 31 December 2005, Annual Review 2005 and Notice of the 2005 Annual General Meeting were sent to shareholders on 22 March 2006.

Copies of the Accounts and Notice were also submitted to the UK Listing Authority on 22 March 2006. Copies of these documents can be obtained from the Company Secretary, BG Group plc, 100 Thames Valley Park Drive, Reading, Berkshire RG6 1PT.


Ben Mathews
Company Secretary
21 April 2006

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 21 April 2006                                  By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary